Exhibit 4.3.8

GAN LIMITED

2020 EQUITY INCENTIVE PLAN UK SUB-PLAN

ENTERPRISE MANAGEMENT INCENTIVE PLAN (EMI)

As permitted by Section 3(b)(x) of the Plan, the Committee has adopted this UK sub-plan under which Options may be granted to UK employees which provide tax advantageous treatment under UK law. This sub-plan, known as the GAN Limited 2020 Equity Incentive Plan (Enterprise Management Incentive Plan) is documented in this UK EMI Schedule and has been drafted to comply with Schedule 5 of the Income Tax (Earnings and Pensions) Act 2003.

This UK EMI Schedule applies to any grant of Options specified as having been granted under it and will be subject to its terms and conditions. The Plan continues to apply in all other respects but to the extent there is any conflict between the rules of the Plan, this UK EMI Schedule and Schedule 5, this UK EMI Schedule and Schedule 5 will apply.

1.	DEFINITIONS

1.1	Terms defined in the Plan will retain their meaning and interpretation for the purposes of this UK Schedule, unless otherwise stated. In addition:

The definition of 'Affiliate' shall be deleted.

51% Subsidiary has the meaning given by section 1154 of the Corporation Tax Act 2010;

Associate has the meaning given by paragraph 31 (read with paragraphs 32 and 33) of Schedule 5.

Condition means any Performance Condition or any other objective condition determined by the Committee on or prior to the Date of Grant of an Option that Vesting is subject to;

Control has the meaning given to it by section 995 of Income Tax Act 2007.

Eligible Employee means any person who is an Employee of the Company or any Qualifying Subsidiary PROVIDED THAT the Employee is an individual:

(a)	whose Committed Time amounts to at least 25 hours a week, or if less, 75% of his/her Working Time; and

(a)	who (alone or together with one or more Associates of his/her or any Associate of his/her with or without any other such Associates) does not have a Material Interest in any Member of the Group.

A Consultant is not eligible to participate in the EMI and, for the purposes of this EMI, Section 4(a) of the Plan relating to Eligibility is amended accordingly.

EMI means the GAN Limited 2020 Equity Incentive Plan (Enterprise Management Incentive Plan) as set out in this UK EMI Schedule.

EMI Option means any right to acquire Shares:

(a)	in relation to which the requirements of Schedule 5 are met at the Date of Grant; and

(b)	of which Notice of Grant is given to HM Revenue & Customs in accordance with paragraph 44 of Schedule 5;

and, where the circumstances permit, a Replacement Option in relation to that EMI Option.

Employee means any individual who is an employee or a director of a member of the Group.

Employer Company means the Participant's employer or former employer as applicable.

Exercise Period means the period during which an Option may be exercised, which (unless otherwise specified in an Option Agreement and subject to a Change in Control) will be the date commencing on the Vesting Date and ending on the tenth anniversary of the Date of Grant.

Exercise Price means the price (as determined by the Committee on the Date of Grant) at which each Share may be acquired on the exercise of an Option, which shall not be less than the Market Value of a Share on the Date of Grant (unless the Committee in its discretion decides otherwise).

Group Company means the Company and any subsidiary of the Company which is under the Control of the Company or, where the context permits, any one or more of them and references to 'member of the Group' shall be construed accordingly.

HMRC means HM Revenue & Customs.

Independence Requirement has the meaning given by paragraph 9 of Schedule 5;

ITEPA 2003 means Income Tax (Earnings and Pensions) Act 2003.

Market Value means the market value determined in accordance with the applicable provisions of Part VIII of the Taxation of Chargeable Gains Act 1992, and any relevant published HMRC guidance, on the relevant date.

If Shares are subject to a Relevant Restriction, Market Value shall be determined as if they were not subject to a Relevant Restriction.

For the purposes of the EMI, all references to "Fair Market Value" in the Plan will be replaced with this definition of Market Value.

Material Interest means has the meaning given in paragraph 29 of Schedule 5.

NICs means national insurance contributions.

Notice of Grant means the notice of grant of the EMI Option given by the Employer Company to HM Revenue & Customs in accordance with rule 2.7.

Option Agreement means an agreement between the Company and an Eligible Employee which shall evidence the grant of the Option, which shall be in accordance with the Rules of the Plan and this UK EMI Schedule and which shall be in such form as may be prescribed by the Committee.

Performance Condition means any objective condition that:

(a)	must be met before an Option (or any part of it) Vests; and/or

(b)	provides that the extent to which an Option Vests shall be determined by reference to performance over a certain period measured against specified targets.

Personal Data means any personal information which could identify a Participant including Options held under the EMI, the Plan or under any other Share Incentive Scheme operated by the Company.

Qualifying Company has the meaning given by paragraph 8 of Schedule 5;

Qualifying Exchange means an exchange of Shares in accordance with rule 10.3;

Qualifying Subsidiary has the meaning given by paragraph 11 of Schedule 5;

Relevant Restriction means any provision included in any contract, agreement, arrangement or condition to which any of sections 423(2), 423(3) and 423(4) of ITEPA 2003 would apply if references in those sections to employment-related securities were references to Shares.

Replacement Option means an Option granted in accordance with Rule 10.

Restriction means any (a) law; or (b) regulation with the force of law; or (c) rule of an investment exchange on which Shares are listed or traded, or any other non-statutory rule that binds the Company or with which the Committee has resolved to comply.

Schedule 5 means Schedule 5 to ITEPA 2003.

Schedule 5 EMI means a share plan that meets the requirements of Schedule 5.

Shares means ordinary shares of the Company, par value of $0.01, and any other securities into which such shares are changed, for which such shares are exchanged or which may be issued in respect thereof but in all cases that satisfies the requirements of paragraph 35 of Schedule 5.

Subsidiary means a subsidiary as defined in section 1159 of the Companies Act 2006.

Tax Liability means the total of:

(a)	any income tax and primary class 1 (employee) national insurance contributions (or their equivalents in any jurisdiction) for which any Employer Company is or may be liable to account (or reasonably believes it is or may be liable to account) as a result of any Taxable Event; and

(b)	to the extent agreed with the Participant, any employer national insurance contributions (or similar liability in another jurisdiction) that any Employer Company is, or may be, liable to pay (or reasonably believes it is or may be liable to pay) as a result of any Taxable Event and that can be recovered lawfully from the Participant.

Taxable Event means any event or circumstance that gives rise to a liability for the Participant to pay income tax, NICs or both (or their equivalents in any jurisdiction) in respect of:

(a)	the Option, including its exercise, assignment or surrender for consideration, or the receipt of any benefit in connection with it;

(b)	any Shares (or other securities or assets):

(i)	earmarked or held to satisfy the Option;

(ii)	acquired on exercise of the Option;

(iii)	acquired as a result of holding the Option;

(iv)	acquired in consideration of the assignment or surrender of the Option;

(v)	any securities (or other assets) acquired or earmarked as a result of holding Shares (or other securities or assets) mentioned in (b);

(vi)	entering into an election under section 430 or 431 of ITEPA 2003; or

(vii)	any amount due under PAYE in respect of securities or assets within (a) to (d) above, including any failure by the Participant to make good such an amount within the time limit specified in section 222 of ITEPA 2003.

Trading Activities Requirement has the meaning given by paragraphs 13 to 14 of Schedule 5.

Vest means the part of an Option that becomes capable of being exercised in accordance with this EMI and "Vesting" and "Vested" shall be construed accordingly.

Vesting Date means the date on which an Option Vests and if there is a Vesting schedule, the date on which any part of an Option Vests each constitutes a Vesting Date.

Working Time has the meaning given by paragraph 27 of Schedule 5.

1.2	Rule headings shall not affect the interpretation of this EMI.

1.3	In this EMI, any reference to a statutory provision is a reference to it may from time to time be consolidated, amended or re-enacted and will include a reference to any subordinate legislation or regulation created under it.

1.4	Wherever the context so admits or requires, the singular will include the plural and vice versa and the masculine will include the feminine.

2.	GRANT OF OPTIONS

2.1	The purpose of granting EMI Options pursuant to this UK EMI Schedule is for commercial reasons in order to recruit or retain an Eligible Employee and not as part of a scheme or arrangement the main purposes or one of the main purposes of which is the avoidance of tax.

2.2	Subject to the rules of this EMI and the Plan, the Company may grant Options to any Eligible Employee it chooses at any time. However, such grant may not be made at any time when that grant would be prohibited by, or in breach of any Restriction.

2.3	The number of Shares over which an Option may be granted and the Exercise Price shall be determined by the Committee in its absolute discretion but shall be subject to the limits contained in rule 3.

2.4	An Option shall be granted by the Company executing an Option Agreement as a deed in a form approved by the Committee from time to time. Each Option Agreement shall be sent to the relevant Participant and shall specify (without limitation):

2.4.1	the Date of Grant;

2.4.2	that the Option is granted under the provisions of Schedule 5;

2.4.3	the number and class of the Shares over which the Option is granted;

2.4.4	the Exercise Price;

2.4.5	the Vesting Date;

2.4.6	details of any Condition(s);

2.4.7	details of any restrictions (which makes the interest in the Shares restricted within the meaning of Chapter 2 of Part VII of ITEPA) attaching to the Shares under Option; and

2.4.8	such other information as the Committee considers appropriate.

2.5	No amount shall be paid by a Participant for the grant of an Option.

2.6	If any Participant granted an EMI Option does not correctly complete, sign and date the Option Agreement and return it to the Company within the period of seven days after the Date of Grant the relevant option shall automatically lapse at the end of such period.

2.7	Following the grant of an EMI Option, a Notice of Grant shall be given by the Employer Company to HM Revenue & Customs within 92 days of the Date of Grant (or such further or other period as HM Revenue & Customs or statute may allow, permit or require) and shall be in such form as required by HM Revenue & Customs from time to time and shall include such declarations by any third party as required by HM Revenue & Customs from time to time.

3.	INDIVIDUAL LIMITS ON GRANTS

3.1	The number of Shares over which an EMI Option may be granted to any one Eligible Employee shall be limited and take effect so that the total value of Shares (as determined by paragraphs 5(6) to (8) of Schedule 5) subject to unexercised EMI Options granted to that Eligible Employee by the Company or any other Group Company does not exceed £250,000 (or such other limit as may apply from time to time in paragraph 5 of Schedule 5), SAVE WHERE an EMI Option is granted under the provisions of Part 6 (Company Reorganisation) of Schedule 5.

3.2	If an EMI Option exceeds the limit in rule 3.1, the Option shall be treated as two Options, one shall be an EMI Option as to the number of Shares within the limit in Rule 3.1 and the other Option shall be a non-EMI Option.

4.	OVERALL PLAN LIMITS

4.1	No Option shall be granted on any Date of Grant if as a result the total value of Shares of the Company (as determined by paragraphs 5(6) to (8) of Schedule 5) in respect of which unexercised EMI Options exist would exceed £3 million or such other limit as may apply from time to time in paragraph 7 of Schedule 5.

4.2	For the purpose of the limit contained in rule 4.1 above, any Option or right which has been released, cancelled or lapsed without being exercised shall be ignored.

4.3	If following the purported grant of an EMI Option the limit in rule 4.1 would be exceeded such an Option shall not be an EMI Option insofar as it relates to the excess.

5.	Assignment or TRANSFER OF OPTIONS

Section 4(o) of the Plan applies in relation to the assignment or transfer of Options.

6.	EXERCISE OF OPTIONS

6.1	A Participant may exercise an Option from the earliest of:

6.1.1	the Vesting Date;

6.1.2	the time it becomes exercisable under rule 7; and

6.1.3	the time it becomes exercisable in connection with a Change in Control in accordance with Section 13 of the Plan provided that no action can be taken under Section 13 that would disqualify the Option from being an EMI Option.

6.2	A Participant may only exercise an Option to the extent that it (or any part of it) has Vested.

6.3	A Participant may not exercise an Option when its exercise is prohibited by, or would be a breach of any Restriction.

7.	TERMINATION OF EMPLOYMENT

7.1	The provisions at Section 4(e) of the Plan will apply for the purposes of this EMI.

7.2	A Participant shall not be regarded as ceasing to be an Employee until the Participant is no longer an employee or director of any Group Company.

8.	MANNER OF EXERCISE OF OPTIONS

8.1	An Option shall be exercised, whether in whole or in part, by the Participant giving a written exercise notice to the Company (in the form prescribed by the Company from time to time), that shall:

8.1.1	set out the number of Shares over which the Participant wishes to exercise the Option; and

8.1.2	include the Participant's agreement to pay any Tax Liability in accordance with rule 9.

8.2	Any exercise notice shall be accompanied by:

8.2.1	payment of an amount equal to the Exercise Price multiplied by the number of Shares specified in the notice. Payment shall be payable in cash (or cheque) or to the extent the Committee permits, through Cashless Exercise. However, Sections 7(b) and (d) of the Plan are disapplied for the purposes of the EMI; and

8.2.2	any payment required under rule 9; and/or

8.2.3	any documents relating to arrangements or agreements required under rule 9.

9.	TAX LIABILITIES

9.1	The Participant shall indemnify the Employer Company in respect of any Tax Liability.

9.2	A Participant may not exercise an Option unless the Participant:

9.2.1	agrees, in writing, to pay the Tax Liability to the Employer Company; and

9.2.2	has made arrangements, satisfactory to the Employer Company or Company, to pay the Tax Liability (including any arrangements made in accordance with Section 15 of the Plan except that Net Exercise may not be applied).

9.3	Without prejudice to Section 15 of the Plan, if a Participant does not pay the Tax Liability within 7 days of exercise, the Company or Employer Company as appropriate, may:

9.3.1	if the Shares are readily saleable at the time, retain and sell such number of Shares on behalf of the Participant as is necessary to meet the Tax Liability and any costs of sale; or

9.3.2	deduct the amount of any Tax Liability from any payments of remuneration made to the Participant on or after the date on which the Tax Liability arose. However, in the case of NICs, the Employer Company may only withhold such amount as is permitted by the Social Security Contributions Regulations 2001 (SI 2001/1004).

The Participant's obligations under rule 9.1 shall not be affected by any failure of the Company or Employer Company to withhold shares or deduct from payments of remuneration under this rule.

9.4	At the request of the Employer Company, at any time before exercise of the Option, the Participant must:

9.4.1	elect, to the extent permitted by law, and using a form approved by HMRC, that the whole or any part of the liability for employer NICs arising as a result of a Taxable Event shall be transferred to the Participant; and/or

9.4.2	execute a tax election under section 431(1) of ITEPA to disapply fully the provisions of Chapter 2 of Part 7 of ITEPA in respect of restricted securities in such form as is approved by or agreed with HMRC under the terms of section 431(5) of ITEPA.

9.5	Participants shall have no rights to compensation or damages on account of any loss in respect of Options or this EMI where such loss arises (or is claimed to arise), in whole or in part, from this EMI ceasing to be a Schedule 5 EMI Options.

10.	REPLACEMENT OPTIONS

10.1	If a company (Acquiring Company) obtains Control of the Company as a result of a Change in Control or obtains all the Shares as a result of a Qualifying Exchange within rule 10.3, a Participant may at any time within the period set out in rule 10.2 by agreement with the Acquiring Company, release any Option which has not lapsed (the "Old Option") in consideration of the grant to him/her of an Option (the "New Option") which is equivalent to the Old Option but relates to shares in the Acquiring Company and qualifies as a Replacement Option as set out in rule 10.4.

10.2	The New Option must be granted within six months of a Change in Control or Qualifying Exchange (as applicable).

10.3	An exchange of shares will be treated as a Qualifying Exchange where arrangements are made in accordance with which a company (the "New Company") acquires all the shares ("Old Shares") in another company (the "Old Company") and the following conditions are met:

10.3.1	that the consideration for the Old Shares consists wholly of the issue of shares ("New Shares") in the New Company;

10.3.2	that New Shares are issued in consideration of Old Shares only at times when there are no issued shares in the New Company other than:

(a)	subscriber shares, and

(b)	New Shares previously issued in consideration of Old Shares;

10.3.3	that the consideration for New Shares of each description consists wholly of Old Shares of the corresponding description;

10.3.4	that New Shares of each description are issued to the holders of Old Shares of the corresponding description in respect of, and in proportion to, their holdings; and

10.3.5	that by virtue of section 127 of the Taxation of Chargeable Gains Act 1992 as applied by section 135(3) of that Act, the exchange of shares is not treated as involving a disposal of the Old Shares or an acquisition of the New Shares.

For the purposes of this rule, Old Shares and New Shares are of a corresponding description if, on the assumption that they were shares in the same company, they would be of the same class and carry the same rights, and references to "shares", except in the expression "subscriber shares", includes securities.

10.4	A New Option qualifies as a Replacement Option only if.

10.4.1	the New Option is granted to the Option Holder by reason of his/her employment:

(a)	with the Acquiring Company, or

(b)	any of its 51% Subsidiaries;

10.4.2	at the time of the release of rights under the Old Option, the purpose for granting the New Option is for commercial reasons in order to recruit or retain an Eligible Employee, and not as part of a scheme or arrangement the main purpose, or one of the main purposes, of which is the avoidance of tax;

10.4.3	at that time,

(a)	the Independence Requirement and the Trading Activities Requirement are met in relation to the Acquiring Company;

(b)	the individual to whom the New Option is granted is an Eligible Employee in relation to the Acquiring Company; and

(c)	the New Option would satisfy the requirements of being an EMI Option set out in Part V of Schedule 5;

10.4.4	the total Market Value, immediately before the release, of the Shares which were subject to the Old Option is equal to the total Market Value, immediately after the grant, of the Shares in respect of which the New Option is granted; and

10.4.5	the total amount payable by the employee for the acquisition of shares in pursuance of the New Option is equal to the total amount that would have been payable for the acquisition of shares in pursuance of the Old Option.

11.	ADMINISTRATION , duration AND AMENDMENT

For the avoidance of doubt, this EMI incorporates the administration, duration and amendment provisions at Sections 3 and 16 of the Plan. However, in addition, no amendment may be made to this UK EMI Schedule if, as a result of the amendment, it would no longer comply with Schedule 5.

12.	GENERAL

The provisions of Sections 4(f) of the Plan shall be deleted for the purposes of this EMI.

13.	THIRD PARTY RIGHTS

A person who is not a party to the Option shall not have any rights under or in connection with it as a result of the Contracts (Rights of Third Parties) Act 1999 except where such rights arise under any provision of this EMI for any Employer Company of the Participant which is not a party.

This does not affect any right or remedy of a third party which exists, or is available, apart from that Act.

14.	DATA PROTECTION

By participating in this EMI, a Participant acknowledges that, for the purpose of operating this EMI, the Company and/or any Group Company will collect and process information relating to Participants in accordance with the Company's privacy notice.

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